Exhibit 99.1

FIRSTSERVICE CORPORATION

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Second Quarter
June 30, 2009

FIRSTSERVICE CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS
(Unaudited)
(in thousands of US Dollars, except per share amounts) – in accordance with generally accepted accounting principles in the United States of America

	Three months ended June 30		Six months ended June 30
	2009	2008	2009	2008

Revenues	$425,344	$454,769	$786,353	$823,900

Cost of revenues	259,316	272,510	486,928	505,864
Selling, general and administrative expenses	129,242	136,881	255,069	273,649
Depreciation	6,625	6,062	12,364	11,625
Amortization of intangible assets	4,732	4,038	11,253	9,287
Goodwill impairment charge (note 5)	-	-	29,583	-
Operating earnings (loss)	25,429	35,278	(8,844)	23,475
Interest expense, net	3,040	3,724	5,694	7,569
Other income, net (note 6)	(963)	(1,094)	(1,054)	(1,920)
Earnings (loss) before income tax	23,352	32,648	(13,484)	17,826
Income tax (note 7)	11,693	8,811	19,184	179
Net earnings (loss) from continuing operations	11,659	23,837	(32,668)	17,647
Net earnings (loss) from discontinued operations, net of income tax (note 4)	692	325	(3,229)	(3,218)
Net earnings (loss)	12,351	24,162	(35,897)	14,429
Non-controlling interest share of earnings (loss)	2,812	6,297	(1,398)	5,925
Non-controlling interest redemption increment (note 11)	8,931	(9,357)	10,847	12,068
Net earnings (loss) attributable to Company (note 12)	608	27,222	(45,346)	(3,564)
Preferred share dividends	2,526	2,616	5,051	5,232
Net (loss) earnings attributable to common shareholders	$(1,918)	$24,606	$(50,397)	$(8,796)

Net (loss) earnings per common share (note 13)
Basic
Continuing operations	$(0.08)	$0.49	$(1.62)	$0.17
Discontinued operations	0.01	0.02	(0.10)	(0.06)
	$(0.07)	$0.51	$(1.72)	$0.11

Diluted
Continuing operations	$(0.08)	$0.45	$(1.62)	$0.17
Discontinued operations	0.01	0.02	(0.10)	(0.06)
	$(0.07)	$0.47	$(1.72)	$0.11

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)
(in thousands of US Dollars) – in accordance with generally accepted accounting principles in the United States of America

	June 30, 2009	December 31, 2008
Assets
Current assets
Cash and cash equivalents	$65,230	$79,642
Restricted cash	10,464	10,240
Accounts receivable, net of allowance of $14,674 (December 31, 2008 - $12,817)	198,458	175,520
Income tax recoverable	17,945	18,080
Inventories	10,550	10,572
Prepaid expenses and other current assets	19,783	20,876
Deferred income tax	11,766	11,718
Assets held for sale	5,484	14,210
	339,680	340,858
Other receivables	19,449	16,832
Other assets	15,432	12,459
Fixed assets	76,219	76,789
Deferred income tax	8,752	10,072
Intangible assets	169,452	178,227
Goodwill	324,200	348,897
Assets held for sale	2,036	6,503
	615,540	649,779
	$955,220	$990,637

Liabilities and shareholders’ equity
Current liabilities
Accounts payable	$52,127	$58,172
Accrued liabilities	141,658	157,820
Income tax payable	7,464	7,567
Unearned revenues	31,997	27,600
Long-term debt – current (note 8)	24,915	20,899
Deferred income tax	-	75
Liabilities related to assets held for sale	81	12,946
	258,242	285,079
Long-term debt – non-current (note 8)	291,889	245,470
Other liabilities	24,171	21,832
Deferred income tax	43,634	42,072
Liabilities related to assets held for sale	-	278
	359,694	309,652
Non-controlling interests (note 11)	178,967	196,765

Shareholders’ equity
Preferred shares (note 15)	144,307	144,307
Common shares	87,898	86,913
Contributed surplus	26,861	25,899
Deficit	(109,458)	(59,061)
Accumulated other comprehensive earnings	8,709	1,083
	158,317	199,141
	$955,220	$990,637

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Unaudited)
(in thousands of US Dollars, except share information) – in accordance with generally accepted accounting principles in the United States of America

	Preferred shares		Common shares
	Issued and outstanding shares	Amount	Issued and outstanding shares	Amount	Contributed surplus	Receivables pursuant to share purchase plan	Retained earnings (deficit)	Accumulated other comprehensive earnings	Total shareholders’ equity
Balance, December 31, 2007	5,979,074	$149,477	29,905,594	$83,075	$9,347	$(1,232)	$57,794	$13,700	$312,161

SFAS 160 adjustment (notes 2, 11)	-	-	-	-	-	-	(151,146)	(1,348)	(152,494)
Revised balance, December 31, 2007	5,979,074	$149,477	29,905,594	$83,075	$9,347	$(1,232)	$(93,352)	$12,352	$159,667
Comprehensive earnings:
Net earnings	-	-	-	-	-	-	14,429	-	14,429
Foreign currency translation adjustments	-	-	-	-	-	-	-	(194)	(194)
Less: amount attributable to NCI	-	-	-	-	-	-	-	(470)	(470)
Unrealized gain on available-for-sale equity securities, net of income tax of $73	-	-	-	-	-	-	-	334	334
Comprehensive earnings									14,099
NCI share of earnings	-	-	-	-	-	-	(5,925)	-	(5,925)
NCI redemption increment	-	-	-	-	-	-	(12,068)	-	(12,068)
Subsidiaries’ equity transactions	-	-	-	-	1,775	-	-	-	1,775
Subordinate Voting Shares:
Stock option expense	-	-	-	22	1,420	-	-	-	1,442
Stock options exercised	-	-	101,000	615	(198)	-	-	-	417
Issued for purchase of NCI	-	-	279,093	5,784	-	-	-	-	5,784
Purchased for cancellation	-	-	(1,091,400)	(4,134)	-	-	(13,597)	-	(17,731)
Cash payments received	-	-	-	-	1,644	467	-	-	2,111
Preferred Shares:
Dividends (note 15)	-	-	-	-	-	-	(5,232)	-	(5,232)
Balance, June 30, 2008	5,979,074	$149,477	29,194,287	$85,362	$13,988	$(765)	$(115,745)	$12,022	$144,339

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Unaudited)
(in thousands of US Dollars, except share information) – in accordance with generally accepted accounting principles in the United States of America

	Preferred shares		Common shares
	Issued and outstanding shares	Amount	Issued and outstanding shares	Amount	Contributed surplus	Deficit	Accumulated other comprehensive earnings	Total shareholders’ equity
Balance, December 31, 2008	5,772,274	$144,307	29,333,484	$86,913	$25,899	$(59,061)	$1,083	$199,141
Comprehensive earnings:
Net loss	-	-	-	-	-	(35,897)	-	(35,897)
Foreign currency translation adjustments	-	-	-	-	-	-	5,638	5,638
Less: amount attributable to NCI	-	-	-	-	-	-	(413)	(413)
Unrealized gain on available-for-sale equity securities, net of income tax of $527	-	-	-	-	-	-	2,401	2,401
Comprehensive earnings								(28,271)
NCI share of earnings	-	-	-	-	-	1,398	-	1,398
NCI redemption increment	-	-	-	-	-	(10,847)	-	(10,847)
Subsidiaries’ equity transactions	-	-	-	-	161	-	-	161
Subordinate Voting Shares:
Stock option expense	-	-	-	-	1,008	-	-	1,008
Stock options exercised	-	-	60,755	549	(207)	-	-	342
Issued for purchase of NCI	-	-	44,671	436	-	-	-	436
Preferred Shares:
Dividends (note 15)	-	-	-	-	-	(5,051)	-	(5,051)
Balance, June 30, 2009	5,772,274	$144,307	29,438,910	$87,898	$26,861	$(109,458)	$8,709	$158,317

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(in thousands of US Dollars) – in accordance with generally accepted accounting principles in the United States of America

	Three months ended June 30		Six months ended June 30
	2009	2008	2009	2008
Cash provided by (used in)

Operating activities
Net earnings (loss)	$12,351	$24,162	$(35,897)	$14,429
Net (earnings) loss from discontinued operations	(692)	(325)	3,229	3,218
Items not affecting cash:
Depreciation and amortization	11,357	10,100	23,617	20,912
Goodwill impairment charge	-	-	29,583	-
Deferred income tax	208	(1,118)	2,426	(19,594)
Other	265	740	1,116	3,796

Changes in non-cash working capital:
Accounts receivable	(27,857)	(30,224)	(19,759)	(12,811)
Inventories	200	836	23	(4,822)
Prepaids and other assets	2,246	(2,201)	1,296	904
Payables and accruals	21,148	(7,758)	(19,336)	(35,114)
Unearned revenues	2,574	7,472	4,413	10,339
Other liabilities	1,760	-	1,886	(1,395)
Discontinued operations	2,060	896	(5,952)	7,307
Net cash provided by (used in) operating activities	25,620	2,580	(13,355)	(12,831)

Investing activities Acquisitions of businesses, net of cash acquired (note 3)	(4,221)	(5,053)	(5,174)	(25,502)
Purchases of non-controlling interests	(9,229)	(4,113)	(20,105)	(3,025)
Purchases of fixed assets	(7,107)	(8,173)	(11,315)	(15,275)
Other investing activities	(6,325)	1,205	(3,014)	7,394
Discontinued operations	(491)	(691)	(474)	(688)
Net cash used in investing activities	(27,373)	(16,825)	(40,082)	(37,096)

Financing activities
Increase in long-term debt	42,579	38,473	89,107	150,251
Repayment of long-term debt	(32,286)	(14,286)	(41,286)	(101,672)
Proceeds received on exercise of stock options	-	100	342	417
Repurchases of Subordinate Voting Shares	-	(14,850)	-	(17,729)
Dividends paid to preferred shareholders	(2,526)	(2,616)	(5,051)	(5,232)
Dividends paid to non-controlling interests in subsidiaries	(2,638)	(5,759)	(5,886)	(8,189)
Other financing activities	-	-	-	1,567
Discontinued operations	-	-	-	140
Net cash provided by financing activities	5,129	1,062	37,226	19,553
Effect of exchange rate changes on cash	3,973	1,744	1,392	(2,435)

Increase (decrease) in cash and cash equivalents	7,349	(11,439)	(14,819)	(32,809)

Cash and cash equivalents, beginning of period	56,756	75,371	79,642	99,706
Amounts held by discontinued operations, beginning of period	1,125	5,295	407	2,330
	57,881	80,666	80,049	102,036
Cash and cash equivalents, end of period	65,230	60,868	65,230	60,868
Amounts held by discontinued operations, end of period	-	8,359	-	8,359
	$65,230	$69,227	$65,230	$69,227

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2009
(Unaudited)
(in thousands of US Dollars, except per share amounts)

1.
DESCRIPTION OF THE BUSINESS – FirstService Corporation (the “Company”) is a provider of real estate-related services to commercial, institutional and residential customers in North America and various countries around the world.  The Company’s operations are conducted in three segments: Commercial Real Estate (“CRE”) Services, Residential Property Management and Property Services.

2.
SUMMARY OF PRESENTATION – These condensed consolidated financial statements have been prepared by the Company in accordance with the disclosure requirements for the presentation of interim financial information pursuant to applicable Canadian securities law.  Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States of America have been condensed or omitted in accordance with such disclosure requirements, although the Company believes that the disclosures are adequate to make the information not misleading.  These interim financial statements should be read in conjunction with the audited consolidated financial statements for the nine-month period ended December 31, 2008.

These interim financial statements follow the same accounting policies as the most recent audited consolidated financial statements, except as noted below.  In the opinion of management, the condensed consolidated financial statements contain all adjustments necessary to present fairly the financial position of the Company as at June 30, 2009 and the results of operations and its cash flows for the three month and six month periods ended June 30, 2009.  All such adjustments are of a normal recurring nature.  The results of operations for the three month and six month periods ended June 30, 2009 are not necessarily indicative of the results to be expected for the year ending December 31, 2009.

The Company adopted Statement of Financial Accounting Standards No. 141(R), Business Combinations (“SFAS 141R”) on January 1, 2009.  SFAS 141R prospectively changes the manner in which business acquisitions are accounted for.  The following is required for acquisitions completed under the standard: (i) transaction costs are expensed; (ii) contingent consideration is recognized at fair value at the acquisition date; and (iii) the fair value of contingent consideration is re-measured each period.

The Company adopted FASB Staff Position No. 142-3, Determination of the Useful Life of Intangible Assets (“FSP 142-3”) on January 1, 2009.  FSP 142-3 amends the factors used when considering the useful life of recognized intangible assets.  The adoption of FSP 142-3 did not have a material effect on the Company’s results of operations or financial position.

On January 1, 2009, the Company began to apply Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”) to non-financial assets and liabilities that are recognized or disclosed at fair value on a non-recurring basis as required under FASB Staff Position No. 157-2 (see note 10).

The Company adopted Statement of Financial Accounting Standards No. 160, Non-controlling Interests in Consolidated Financial Statements, an amendment of ARB No. 51 (“SFAS 160”) on January 1, 2009.  SFAS 160 changes the accounting and reporting for non-controlling interests (previously referred to as minority interests).  SFAS 160 also affects the guidance in EITF Topic No. D-98, Classification and Measurement of Redeemable Securities (“EITF D-98”).  Except for earnings per share calculations, the presentation and disclosure requirements of SFAS 160 and EITF

D-98 were adopted retrospectively and, as a result, the Company recorded an increase to non-controlling interest of $152,494 (see note 11) and a corresponding decrease to shareholders’ equity as of December 31, 2007.  Consistent with the transition provisions within EITF D-98, the Company presented the effect of the adoption of these standards on earnings per share prospectively, effective January 1, 2009.

The Company adopted Statement of Financial Accounting Standards No. 161, Disclosures about Derivative Instruments and Hedging Activities (“SFAS 161”) on January 1, 2009.  SFAS 161 requires enhanced disclosures about the Company’s derivative and hedging activities such as the objective for using derivative instruments, the method of accounting for derivative instruments and related hedged items under Statement of Financial Accounting Standards, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”) and its related interpretations, and the effect of derivative instruments and related hedged items on the Company’s financial position, financial performance, and cash flows (see note 9).

3.
ACQUISITIONS – During the six month period ended June 30, 2009, the Company made one acquisition in each of the Residential Property Management and Property Services segments for aggregate cash consideration of $852 and the issuance of a note payable of $436 which was allocated as follows: intangible assets $1,044; net tangible assets and liabilities $(451); non-controlling interest $(318) and goodwill $1,013.  In the prior year period, acquisitions were made for cash consideration of $22,901.

Certain vendors, at the time of acquisition, are entitled to receive contingent consideration if the acquired businesses achieve specified earnings levels during the one- to three-year periods following the dates of acquisition.  Such contingent consideration is issued at the expiration of the contingency period.  As at June 30, 2009, there was contingent consideration outstanding of up to $51,000 ($51,800 as at December 31, 2008) related to acquisitions completed prior to the adoption of SFAS 141R on January 1, 2009.  The contingencies will expire during the period extending to February 2012.  For acquisitions completed prior to the adoption of SFAS 141R, the contingent consideration will be recorded when the contingencies are resolved and the consideration is issued or becomes issuable, at which time the Company will record the fair value of the consideration issued or issuable, including interest, as additional costs of the acquired businesses.  There was no contingent consideration recognized during the six months ended June 30, 2009 (2008 - nil).  Contingent consideration paid during the six month period ended June 30, 2009 was $4,322 (2008 - $2,601).

The goodwill recognized during the six months ended June 30, 2009 is not expected to be deductible for income tax purposes.

4.
DISCONTINUED OPERATIONS – Discontinued operations includes the operations comprising the Canadian commercial mortgage securitization operations (“CCMS”) which was exited as of March 31, 2008, the Integrated Security Services segment (“ISS”), which was sold on July 1, 2008, and the Chicago-based US mortgage brokerage and servicing operation (“USMB”) which was disposed of on May 22, 2009.

Included in discontinued operations for the quarter ended June 30, 2009 was an after-tax gain of $715 on the final settlement of ISS working capital and an after-tax loss of $367 on the disposal of USMB.

As at June 30, 2009, the Company had no contracts to convert fixed-rate mortgage loans to floating rates in CCMS (December 31, 2008 - contract amount of $60,344 with a fair value loss of $10,758).  During the three months ended March 31, 2009, the contract liabilities were settled for $10,124.

5.
GOODWILL IMPAIRMENT – A test for goodwill impairment is required to be completed annually, in the Company’s case as of August 1, or more frequently if events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.  The Company was required to perform goodwill impairment tests during the quarter ended March 31, 2009 due to a continuing deterioration of economic conditions negatively impacting the performance of the Company’s CRE operations.  The Company determined that there was impairment in the North America and Central Europe & Latin America reporting units within the CRE segment driven by adverse economic conditions and sharply reduced brokerage activity.  The fair values of the reporting units were determined using discounted cash flow models.  The amount of the impairment loss related to the two reporting units was $29,583 (net of income taxes of nil).  If, in future periods, poor economic conditions and operating results persist, a further goodwill impairment charge may be necessary.

6.	OTHER INCOME – Other income is comprised of the following:

	Three months ended June 30		Six months ended June 30
	2009	2008	2009	2008

Gain on sale of available-for-sale securities	$943	$-	$943	$-
Earnings (loss) from equity method investments	138	508	160	(80)
Earnings from available-for-sale securities	-	586	-	1,175
Other	(118)	-	(49)	825
	$963	$1,094	$1,054	$1,920

7.
INCOME TAX – The provision for income taxes for the six months ended June 30, 2009 reflected an effective tax rate of 142% compared to a combined statutory rate of approximately 34%.  The difference in rate was primarily attributable to (i) valuation allowances recorded against deferred tax assets on net operating loss carry-forwards in Canada and the United States related to prior periods as well as the current period and (ii) the goodwill impairment charge, which is not tax deductible.

8.
LONG-TERM DEBT – The Company has an amended and restated credit agreement with a syndicate of banks to provide a $225,000 committed senior revolving credit facility with a five year term ending September 7, 2012.  The revolving credit facility bears interest at 0.75% to 1.30% over floating reference rates, depending on certain leverage ratios.

The revolving credit facility and the Company’s three outstanding issues of Senior Notes rank equally in terms of seniority.  The Company has granted the lenders and Note-holders various security including the following: an interest in all of the assets of the Company including the Company’s share of its subsidiaries, an assignment of material contracts and an assignment of the Company’s “call” with respect to shares of the subsidiaries held by non-controlling interests.

The covenants require the Company to maintain certain ratios including financial leverage, fixed charge coverage, interest coverage and net worth.  The Company is limited from undertaking certain mergers, acquisitions and dispositions without prior approval.

On June 30, 2009, the Company made a scheduled principal repayment of $14,286 on its 8.06% Senior Notes.

9.
FINANCIAL INSTRUMENTS – During the quarter ended June 30, 2009, the Company entered into an interest rate swap agreement to exchange the fixed rate on a portion of its debt to a floating rate.  On the 5.44% Senior Notes, an interest rate swap exchanges the fixed rate on $50,000 of principal for LIBOR + 344 basis points.  The term of the swap matches the term of the 5.44% Senior Notes with a maturity of April 1, 2015.  The fair value of the swap as of June 30, 2009 was a loss of $1,068 (see note 10).

The interest rate swap is being accounted for as a fair value hedge in accordance with SFAS 133. The swap is carried at fair value on the balance sheet, with gains or losses recognized in earnings.

The carrying value of the hedged debt is adjusted for changes in fair value attributable to the hedged interest rate risk; the associated gain or loss is recognized concurrently in earnings.  So long as the hedge is considered highly effective, the net impact on earnings is nil.

The following tables provide fair value information of the hedging instrument and the effect of the hedging instrument during the period:

	June 30, 2009
Derivative designated as hedging instruments under SFAS 133	Balance sheet location	Fair value

Interest rate swap	Other liabilities (non-current)	$1,068

Derivative in SFAS 133 fair value hedging relationship	Location of gain (or loss) recognized in earnings	Three months ended June 30, 2009	Six months ended June 30, 2009

Interest rate swap	Interest expense, net	$-	$-

10.
FAIR VALUE MEASUREMENTS – The carrying amounts for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair values due to the short maturity of these instruments, unless otherwise indicated.  The following are estimates of the fair values of other financial instruments:

	June 30, 2009		December 31, 2008
	Carrying amount	Fair value	Carrying amount	Fair Value

Held-to-maturity investments	$-	$-	$6,195	$6,199
Available-for-sale securities	10,269	10,269	2,720	2,720
Other receivables	19,449	19,449	16,832	16,832
Long-term debt	316,804	328,427	266,369	302,494
Interest rate swap liability	1,068	1,068	-	-

Held-to-maturity investments were included under the balance sheet caption “restricted cash”, “prepaid expenses and other current assets” and “other assets”.  Available-for-sale securities are included under the balance sheet caption “restricted cash”, “prepaid expenses and other current assets” and “other assets”.

During the quarter ended June 30, 2009, $5,959 of held-to-maturity investments were transferred to the available-for-sale category.  An unrealized gain of $40 was recognized in “accumulated other comprehensive earnings” as a result of the transfer.

The following table provides the financial assets and liabilities carried at fair value measured on a recurring basis as of June 30, 2009:

		Fair value measurements at June 30, 2009
	Carrying value at June 30, 2009	Level 1	Level 2	Level 3

Available-for-sale securities	$10,269	$10,269	$-	$-
Interest rate swap liability	1,068	-	1,068	-

The valuation technique used to measure the fair value for available-for-sale securities is the quoted market price and market prices obtained from third parties.   The interest rate swap is valued based on market prices obtained from third parties.

11.
NON-CONTROLLING INTERESTS – The minority equity positions in the Company’s subsidiaries are referred to as non-controlling interests (“NCI”).  The NCI are considered to be redeemable securities under EITF D-98.  Accordingly, the NCI is recorded at the greater of (i) the redemption amount or (ii) the amount initially recorded as NCI at the date of inception of the minority equity position.   This amount is recorded in the “mezzanine” section of the balance sheet, outside of shareholders’ equity.  Changes in the NCI amount are recognized immediately as they occur.  The following table provides a reconciliation of the beginning and ending NCI amounts:

	2009	2008

Balance, December 31, 2007, as previously presented		$65,206
Adjustment on adoption of SFAS 160		152,494
Balance, January 1	$196,765	217,700
NCI share of (loss) earnings	(1,398)	5,925
NCI share of other comprehensive earnings	413	470
NCI redemption increment	10,847	12,068
Dividends paid to NCI	(5,886)	(8,051)
Purchases of interests from NCI, net	(22,092)	(2,240)
NCI recognized upon business acquisitions	318	(372)
Balance, June 30	$178,967	$225,500

The Company has shareholders’ agreements in place at each of its non-wholly owned subsidiaries.  These agreements allow the Company to “call” the non-controlling interest at a price determined with the use of a formula price, which is usually equal to a multiple of average annual net earnings before extraordinary items, income taxes, interest, depreciation, and amortization.  The agreements also have redemption features which allow the owners of the NCI to “put” their equity to the Company at the same price subject to certain limitations.  The formula price is referred to as the redemption amount and may be paid in cash or in Subordinate Voting Shares.  The redemption amount as of June 30, 2009 was $173,387.  If all call or put options were settled with Subordinate Voting Shares as at June 30, 2009, approximately 12,800,000 such shares would be issued.

12.	NET EARNINGS (LOSS) ATTRIBUTABLE TO THE COMPANY – The following table sets out the earnings (loss) attributable to the Company’s common shareholders:

	Three months ended June 30		Six months ended June 30
	2009	2008	2009	2008
Amounts attributable to the Company:
Continuing operations	$244	$26,597	$(42,392)	$(1,708)
Discontinued operations	364	625	(2,954)	(1,856)
Net earnings (loss)	608	27,222	(45,346)	(3,564)
Preferred share dividends	2,526	2,616	5,051	5,232
Net (loss) earnings attributable to common shareholders	$(1,918)	$24,606	$(50,397)	$(8,796)

13.
NET EARNINGS (LOSS) PER COMMON SHARE – Consistent with the transition provisions within EITF D-98, the Company has presented the effect of the adoption of SFAS 160 and EITF D-98 on earnings per common share prospectively, effective January 1, 2009.

The following table reconciles the numerator used to calculate diluted earnings per share:

	Three months ended June 30		Six months ended June 30
	2009	2008	2009	2008

Net (loss) earnings attributable to common shareholders	$(1,918)	$15,249	$(50,397)	$3,272
Dilution of net earnings resulting from assumed exercise of stock options in subsidiaries	-	(1,036)	-	(18)
Net (loss) earnings for diluted earnings per common share purposes	$(1,918)	$14,213	$(50,397)	$3,254

Earnings per share calculations cannot be anti-dilutive, therefore diluted shares are not used in the denominator when the numerator is in a loss position.  The following table reconciles the basic and diluted common shares outstanding:

(in thousands)	Three months ended June 30		Six months ended June 30
	2009	2008	2009	2008

Basic shares	29,405	30,099	29,380	30,041
Assumed exercise of Company stock options	22	266	8	281
Diluted shares	29,427	30,365	29,388	30,322

14.	STOCK-BASED COMPENSATION
Company stock option plan
The Company has a stock option plan for certain directors, officers and key full-time employees of the Company and its subsidiaries, other than its CEO.  Options are granted at the market price for the underlying shares on the date of grant.  Each option vests over a four-year term, expires five years from the date granted and allows for the purchase of one Subordinate Voting Share.  All Subordinate Voting Shares issued are new shares.  As at June 30, 2009, there were 538,000 options available for future grants (December 31, 2008 – 854,000).

Grants under the Company’s stock option plan are equity-classified awards.  During the six months ended June 30, 2009, 316,000 stock options were granted (2008 – 336,000).  Stock option activity for the six months ended June 30, 2009 was as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual life (years)	Aggregate intrinsic value
Shares issuable under options – Beginning of period	1,580,755	$18.24
Granted	316,000	11.74
Exercised	(60,755)	5.59
Forfeited	-	-
Shares issuable under options – End of period	1,836,000	$17.54	2.67	$101
Options exercisable – End of period	918,850	$16.79	1.68	$93

The amount of compensation expense recorded in the statement of earnings for the six months ended June 30, 2009 was $1,008 (2008 – $1,194).  As of June 30, 2009, there was $2,597 of unrecognized compensation cost related to non-vested awards which is expected to be recognized over the next 3.8 years.  During the six month period ended June 30, 2009, the fair value of options vested was $1,858 (2008 – $1,518).

Subsidiary stock option plan
The Company has a stock option plan at one of its subsidiaries.  The impact of potential dilution from this plan is reflected in the Company’s diluted earnings per share if dilutive.

15.
PREFERRED SHARES – A dividend of $0.4375 per Preferred Share, for the period March 31, 2009 to June 29, 2009, was paid on June 30, 2009.  Each Preferred Share has a stated amount of $25.00.  As at June 30, 2009, the Company may redeem each Preferred Share for $25.75 payable in cash, or alternatively the Company may convert each Preferred Share into Subordinate Voting Shares based on a price of $25.75.  The redemption or conversion price is scheduled to decline in annual increments of $0.25 such that the price will be fixed at $25.00 on and after August 1, 2011.  Holders of the Preferred Shares have no redemption or conversion rights.

16.
CONTINGENCIES – In the normal course of operations, the Company is subject to routine claims and litigation incidental to its business.  Litigation currently pending or threatened against the Company includes disputes with former employees and commercial liability claims related to services provided by the Company.  The Company believes resolution of such proceedings, combined with amounts set aside, will not have a material impact on the Company’s financial condition or the results of operations.

17.
SEGMENTED INFORMATION – The Company has three reportable operating segments. The segments are grouped with reference to the nature of services provided and the types of clients that use those services.  The Company assesses each segment’s performance based on operating earnings or operating earnings before depreciation and amortization.  Commercial Real Estate Services provides commercial property brokerage and other advisory services to clients in North America and in various other countries around the world.  Residential Property Management provides property management and related property services to residential communities in the United States.  Property Services provides franchised and Company-owned property services to customers in the United States and Canada. Corporate includes the costs of operating the Company’s corporate head office.

OPERATING SEGMENTS

	Commercial Real Estate Services	Residential Property Management	Property Services	Corporate	Consolidated
Three months ended June 30

2009
Revenues	$142,570	$167,897	$114,833	$44	$425,344
Operating (loss) earnings	(6,773)	13,955	20,331	(2,084)	25,429

2008
Revenues	$210,902	$163,176	$80,637	$54	$454,769
Operating earnings	14,995	13,018	10,146	(2,881)	35,278

	Commercial Real Estate Services	Residential Property Management	Property Services	Corporate	Consolidated
Six months ended June 30

2009
Revenues	$261,059	$314,514	$210,715	$65	$786,353
Operating (loss) earnings	(58,489)	22,683	31,894	(4,932)	(8,844)

2008
Revenues	$379,184	$303,650	$140,945	$121	$823,900
Operating (loss) earnings	(2,521)	19,970	11,524	(5,498)	23,475

GEOGRAPHIC INFORMATION

	United States	Canada	Australia	Other	Consolidated

Three months ended June 30

2009
Revenues	$329,350	$41,910	$27,280	$26,804	$425,344
Total long-lived assets	422,446	68,290	33,912	45,223	569,871

2008
Revenues	$293,868	$62,091	$40,083	$58,727	$454,769
Total long-lived assets	394,929	78,205	37,850	52,326	563,310

	United States	Canada	Australia	Other	Consolidated

Six months ended June 30

2009
Revenues	$609,342	$80,764	$42,895	$53,352	$786,353

2008
Revenues	$544,489	$107,751	$69,671	$101,989	$823,900

FIRSTSERVICE CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE INTERIM PERIOD ENDED JUNE 30, 2009
(in US Dollars)
July 31, 2009

The following Management’s Discussion and Analysis (“MD&A”) should be read together with the unaudited interim consolidated financial statements of FirstService Corporation (the “Company” or “FirstService”) for the three month and six month periods ended June 30, 2009 and the Company’s audited consolidated financial statements, and MD&A, for the nine month transition period ended December 31, 2008.  The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”).  All financial information herein is presented in United States dollars.

The Company has prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators (the "CSA").  Under the U.S./Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States.  This MD&A provides information for the three month and six month periods ended June 30, 2009 and up to and including July 31, 2009.

Additional information about the Company, including the Company’s Annual Information Form, which is included in FirstService’s Annual Report on Form 40-F, can be found on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission (the "SEC") website at www.sec.gov.

Consolidated review

Revenues for our second quarter ended June 30, 2009 were $425.3 million, down 7% versus the same period one year ago, with solid growth in the Property Services and Residential Property Management segments tempered by significant declines in brokerage revenues in our Commercial Real Estate segment.  Operating results for the second quarter, relative to the same period a year ago, declined as a result of reduced profitability in the Commercial Real Estate segment on account of lower revenues.

On January 1, 2009, we adopted Statement of Financial Accounting Standards No. 160, Non-controlling Interests in Consolidated Financial Statements, an amendment of ARB No. 51 (“SFAS 160”).  The adoption of SFAS 160 and related guidance had a material effect on our balance sheet and resulted in the full redemption value of the non-controlling interests in our subsidiaries being recorded on the balance sheet as at January 1, 2009 and also retrospectively.  The adjustment required to make this change was a $146.7 million increase to non-controlling interest and an equivalent decrease to shareholders’ equity, as of January 1, 2009.  The impact of SFAS 160 is described more fully below.

Results of operations - three months ended June 30, 2009

Revenues for our second quarter were $425.3 million, 7% lower than the prior year quarter.  Acquisitions contributed 3% to revenues, while the negative impact of foreign exchange relative to the US dollar reduced revenues by 5%.  Internally generated revenues, after considering the effects of acquisitions and foreign exchange, declined 5%.

Second quarter EBITDA (see “Reconciliation of non-GAAP measures” below) was $41.2 million versus $47.1 million reported in the prior year quarter.  Our EBITDA margin was 9.7% of revenues versus 10.4% of revenues in the prior year quarter, while our operating earnings margin was 6.0% versus earnings of 7.8% in the prior year quarter.  Operating earnings for the quarter was $25.4 million, relative to $35.3 million in the prior year period.  The decrease in operating earnings was primarily attributable to continued revenue declines in the Commercial Real Estate segment.  Depreciation and amortization expense totaled $11.4 million for the quarter ended June 30, 2009 versus $10.1 million for the prior year period

Net interest expense was $3.0 million versus $3.7 million recorded in the prior year quarter.  The average interest rate on debt during the quarter was 5.2%, which is up from 4.7% in the prior year’s quarter due to a relatively greater proportion of higher-rate fixed rate debt in the current period.  Net indebtedness (defined as current and non-current long-term debt less cash and cash equivalents) at the end of the quarter was $251.6 million versus $318.3 million a year ago primarily as a result of the proceeds received on the divestiture of our Integrated Security segment offset by investments in acquisitions and fixed assets during the past twelve months.

The consolidated income tax rate was approximately 50% of the earnings before income tax and non-controlling interest, relative to 27% of the earnings before income and non-controlling interest in the prior year’s quarter.  The current period’s rate was negatively affected by the establishment of a $2.5 million valuation allowance with respect to deferred income tax assets in connection with operating loss carry-forwards.  The most significant factor leading to the determination that a valuation allowance was necessary is uncertainty in the near-term outlook for taxable income in our North American Commercial Real Estate operations.  The operating losses have a statutory carry-forward period of 20 years.

Net earnings from continuing operations for the quarter were $11.7 million, versus $23.8 million in the prior year quarter.  The decrease was primarily attributable to reduced operating earnings as described above.

The Commercial Real Estate segment generated $142.6 million of revenues during the second quarter.  Revenues declined 32%, comprised of an internal revenue decline of 28%, growth from acquisitions of 6% and the negative impact of foreign exchange of 10%.  Revenues were down versus prior year in all markets.  The Australian and Canadian operations, which comprise 18% and 22% of segment revenues, respectively, experienced significant depreciation in their local currencies relative to the US dollar, resulting in a 15% revenue decline on account of foreign exchange in addition to internal revenue declines.  The Central Europe & Latin America operations, which comprise approximately 10% of segment revenues, experienced a 65% decline in revenues due to a sharp decrease in sale transactions combined with significant depreciation of local currencies relative to the US dollar.  Second quarter EBITDA, before a cost containment charge, was $2.0 million, versus $21.1 million in the year-ago period.  A $2.9 million non-recurring cost containment charge was recorded on account of lease terminations and severances to better align the segment’s cost structure with expected future revenues.

Our Residential Property Management segment reported revenues of $167.9 million for the quarter, up 3% versus the prior year quarter all attributable to internal growth.  Overall internal growth of 3% was comprised of a 6% increase in management contract revenues from new client wins, offset by a decline in ancillary service revenues including landscaping, HVAC, and painting.  Residential Property Management EBITDA was $16.9 million relative to $15.9 million in the prior year quarter and margins were 10.1% versus 9.7%.

Property Services revenues were $114.8 million, an increase of 42% over the prior year period.  Internal growth was 42%, while acquisitions accounted for 2% and the negative impact of foreign exchange of 2%.  Internal revenue growth was led by Field Asset Services, our vendor network providing residential property preservation and foreclosure management services to US mortgage lenders and servicers, which more than doubled its revenues relative to the year-ago period.  The consumer-oriented franchise operations within the segment experienced an internal revenue decline of 30%.  EBITDA for the segment was $22.7 million, up from $12.0 million in the prior year period.  The EBITDA margin was 19.8% versus 14.9% last year, which was impacted by the strong revenue growth at Field Asset Services.

Corporate expenses for the second quarter totaled $2.0 million and were down $0.8 million versus the prior year period.

Results of operations - six months ended June 30, 2009

Revenues for the six months ended June 30, 2009 were $786.4 million, 5% lower than the prior year period.  Acquisitions contributed 4% to revenues, while the negative impact of foreign exchange relative to the US dollar reduced revenues by 4%.  Internally generated revenues, after considering the effects of acquisitions and foreign exchange, declined 5%.

Six month EBITDA (see “Reconciliation of non-GAAP measures” below) was $53.6 million versus $47.5 million reported in the prior year period.  Our EBITDA margin was 6.8% of revenues versus 5.8% of revenues in the prior year period, while our operating earnings margin was a loss of 1.1% versus earnings of 2.8% in the prior year period.  The operating loss for the period was $8.8 million, relative to earnings of $23.5 million in the prior year period.  The operating loss was primarily attributable to a goodwill impairment charge in the Commercial Real Estate segment.

We recorded a goodwill impairment charge in the amount of $29.6 million during the six months ended June 30, 2009.  We were required to perform a goodwill impairment test during the quarter ended March 31, 2009 due to a continuing deterioration of economic conditions in the Commercial Real Estate operations.  In particular, we determined that there was impairment in the North American and Central Europe & Latin American reporting units within the Commercial Real Estate segment driven by adverse economic conditions, sharply reduced brokerage activity and a resulting decline in estimated future discounted cash flows in each of these reporting units.  No goodwill impairment charges were recorded in the prior year period.  If, in future periods, poor economic conditions and operating results persist, a further goodwill impairment charge may be necessary.

Net interest expense was $5.7 million versus $7.6 million recorded in the prior year quarter.  The average interest rate on debt during the period was 5.2%, which is consistent with the average rate of 5.3% in the prior year’s period.

The consolidated income tax rate was approximately 142% of the loss before income tax and non-controlling interest, relative to a 1% of the earnings before income tax and non-controlling interest in the prior year’s period.  The current period’s rate was negatively affected by (i) the establishment of a valuation allowance with respect to deferred income tax assets in connection with operating loss carry-forwards and (ii) the goodwill impairment charge, which is not tax deductible.  The most significant factor leading to the determination that a valuation allowance was necessary is uncertainty in the near-term outlook for taxable income in our North American Commercial Real Estate operations.  The operating losses have a statutory carry-forward period of 20 years.

The net loss from continuing operations for the period was $32.7 million, versus earnings of $17.6 million in the prior year period.  The net loss was primarily attributable to the goodwill impairment charge taken during the current period.

The Commercial Real Estate segment generated $261.1 million of revenues during the six months ended June 30, 2009.  Revenues declined 31% relative to the comparable prior year period, comprised of an internal revenue decline of 29%, growth from acquisitions of 6% and the negative impact of foreign exchange of 8%.  Revenues were down versus prior year in all markets.  The US operations, which comprise approximately 34% of segment revenues, experienced a 30% decline due to difficult market conditions, primarily related to the lack of available credit to support sale transactions.  Foreign operations experienced significant declines in revenues due to reduced brokerage activity as well as significant depreciation of local currencies relative to the US dollar.  Six month EBITDA, before a cost containment charge, was a loss of $9.5 million, versus earnings of $9.5 million in the year-ago period.  A $6.1 million non-recurring cost containment charge was recorded on account of lease terminations and severances to better align the segment’s cost structure with expected revenues.

Our Residential Property Management segment reported revenues of $314.5 million, up 4% versus the prior year period.  Internal growth was 3% and an additional 1% of growth was attributable to acquisitions.  Overall internal growth of 3% was comprised of a 6% increase in management contract revenues from new client wins, offset by a decline in ancillary service revenues including landscaping, HVAC, and painting.  Residential Property Management EBITDA was $28.4 million relative to $25.9 million in the prior year period and margins were 9.0% versus 8.5%.

Property Services revenues were $210.7 million, an increase of 50% over the prior year period.  Internal growth was 47%, offset by foreign exchange decline of 1% while acquisitions accounted for 4%.  Internal revenue growth was led by Field Asset Services, which more than doubled its revenues relative to the year-ago period.  The consumer-oriented franchise operations within the segment experienced an internal revenue decline of 25%.  EBITDA was $36.2 million, up from $15.1 million in the prior year period.  The EBITDA margin was 17.2% versus 10.7% last year, which was impacted by the strong revenue growth at Field Asset Services.

Corporate expenses for the six months totaled $4.8 million and were $0.5 million lower than the prior year period.

Discontinued operations

Included in discontinued operations for the six months ended June 30, 2009 are the Canadian Commercial Mortgage Securitization operation (“CCMS”), which was exited during the quarter ended March 31, 2008, the US Mortgage Brokerage operation (“USMB”), which was disposed of on May 22, 2009, and the Integrated Security Services segment (“ISS”), which was sold on July 1, 2008.  The exit of CCMS is complete except for the disposal of remaining mortgage loans receivable.  We expect to dispose of the mortgage loans receivable as soon as practicable.

The net loss from discontinued operations was $3.2 million, relative to a $3.2 million loss in the prior year period.  The current period’s loss included operating losses of USMB and CCMS, a $0.7 million gain on the settlement of ISS working capital and a $0.4 million loss on the disposal of USMB.

As at June 30, 2009, we had $5.5 million (December 31, 2008 – $12.7 million) of mortgage loans receivable and a right to purchase $22.1 million (December 31, 2008 – $86.4 million) of mortgages from our co-lenders.  During the first quarter, we settled our remaining interest rate derivative contract liabilities for a cash payment of $10.1 million.  As at June 30, 2009, we had no interest rate derivatives outstanding (December 31, 2008 – derivative contracts to convert $60.3 million of fixed-rate loans receivables to floating rates with a fair value loss of $10.8 million) in connection with the remaining mortgages receivable.

Seasonality and quarterly fluctuations

Some of our operations are subject to seasonal variations.  The Commercial Real Estate segment typically generates peak brokerage revenues and earnings in the month of December followed by a low in January and February as a result of the timing of closings on commercial real estate brokerage transactions.  Brokerage revenues and earnings during the balance of the year have historically been relatively even, however historical patterns are not necessarily indicative of future results.  These brokerage operations comprise approximately 22% of consolidated annual revenues.

The seasonality of our service lines results in variations in quarterly revenues and operating margins.  Variations can also be caused by acquisitions, which alter the consolidated service mix.

Summary of quarterly results (unaudited)

The following table sets forth FirstService’s unaudited quarterly consolidated results of operations data for each of the eight most recent quarters. The information in the table below has been derived from FirstService’s unaudited interim consolidated financial statements that, in management’s opinion, have been prepared on a consistent basis and include all adjustments necessary for a fair presentation of information.  The information below is not necessarily indicative of results for any future quarter.

Quarter	Q1	Q2	Q3	Q4

(in thousands of US$, except per share amounts)

YEAR ENDING DECEMBER 31, 2009
Revenues	$361,009	$425,344
Operating (loss) earnings	(34,273)	25,429
Net (loss) earnings per share:
Basic	(1.65)	(0.07)
Diluted	(1.65)	(0.07)

YEAR ENDED DECEMBER 31, 2008
Revenues	$369,131	$454,769	$450,051	$417,860
Operating (loss) earnings	(11,803)	35,278	35,442	12,410
Net (loss) earnings per share:
Basic	(0.40)	0.51	2.68	(1.36)
Diluted	(0.40)	0.47	2.66	(1.36)

YEAR ENDED DECEMBER 31, 2007
Revenues			$373,287	$447,634
Operating earnings			32,833	23,643
Net earnings per share:
Basic			0.53	0.18
Diluted			0.50	0.15

OTHER DATA
EBITDA – 2009	$12,419	$41,183
EBITDA – 2008	384	47,113	$47,451	$29,797
EBITDA – 2007			42,760	38,961

Reconciliation of non-GAAP measures

We define EBITDA as net earnings from continuing operations before income taxes, interest, depreciation, amortization, goodwill impairment, cost containment and stock-based compensation expense.  We use EBITDA to evaluate operating performance. EBITDA is an integral part of our planning and reporting systems.  We use multiples of current and projected EBITDA in conjunction with discounted cash flow models to determine our overall enterprise valuation and to evaluate acquisition targets.  We believe EBITDA is a reasonable measure of operating performance because of the low capital intensity of our service operations. We also believe EBITDA is a financial metric used by many investors to compare companies, especially in the services industry, on the basis of operating results and the ability to incur and service debt.  EBITDA is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings from continuing operations or cash flows from operating activities, as determined in accordance with GAAP.  Our method of calculating EBITDA may differ from other issuers and accordingly, EBITDA may not be comparable to measures used by other issuers.  A reconciliation of net earnings from continuing operations to EBITDA appears below.

(in thousands of US$)	Three months ended June 30		Six months ended June 30
	2009	2008	2009	2008

Net earnings (loss) from continuing operations	$11,659	$23,837	$(32,668)	$17,647
Income taxes	11,693	8,811	19,184	179
Other income, net	(963)	(1,094)	(1,054)	(1,920)
Interest expense, net	3,040	3,724	5,694	7,569
Operating earnings (loss)	25,429	35,278	(8,844)	23,475
Depreciation and amortization	11,357	10,100	23,617	20,912
Goodwill impairment charge	-	-	29,583	-
Cost containment	2,863	790	6,075	790
Stock-based compensation expense	1,534	945	3,171	2,320
EBITDA	$41,183	$47,113	$53,602	$47,497

We are presenting adjusted earnings measures to eliminate the impact of (i) the non-controlling interest redemption increment recognized in connection with SFAS 160 and related guidance; (ii) amortization expense related to intangible assets recognized in connection with acquisitions; (iii) goodwill impairment charges; (iv) stock-based compensation expense; (v) cost containment expense; (vi) a realized gain on the sale of available-for-sale securities and (vii) a deferred income tax valuation allowance related to tax loss carry-forwards.  The adjusted earnings measures are not recognized measures of financial performance under GAAP and should not be considered as a substitute for net earnings from continuing operations or cash flows from operating activities, as determined in accordance with GAAP.  The following tables provide a reconciliation of the adjusted measures:

(in thousands of US$, except per share amounts)	Three months ended June 30		Six months ended June 30
	2009	2008	2009	2008

Net (loss) earnings attributable to common shareholders	$(1,918)	$24,606	$(50,397)	$(8,796)
Non-controlling interest redemption increment	8,931	(9,357)	10,847	12,068
Company share of net (loss) earnings from discontinued operations, net of tax	(364)	(625)	2,954	1,856
Amortization of intangible assets	4,732	4,038	11,253	9,287
Goodwill impairment charge	-	-	29,583	-
Stock-based compensation expense	1,534	945	3,171	2,320
Cost containment expense	2,863	790	6,075	790
Realized gain on sale of available-for-sale securities	(943)	-	(943)	-
Income tax on adjustments	(2,906)	(1,996)	(6,653)	(4,249)
Deferred income tax valuation allowance	2,476	-	14,958	-
Non-controlling interest on adjustments	(770)	(407)	(4,709)	(941)
Adjusted net earnings from continuing operations	$13,635	$17,994	$16,139	$12,335

Diluted net earnings (loss) per share from continuing operations	$(0.08)	$0.45	$(1.62)	$0.17
Non-controlling interest redemption increment	0.30	-	0.37	-
Amortization, net of deferred income tax	0.09	0.07	0.23	0.17
Goodwill impairment charge	-	-	0.93	-
Stock-based compensation expense, net of deferred income tax	0.03	0.02	0.06	0.05
Cost containment expense, net of income tax	0.06	0.02	0.13	0.02
Realized gain on sale of available-for-sale securities, net of income tax	(0.02)	-	(0.02)	-
Deferred income tax valuation allowance	0.08	-	0.47	-
Adjusted diluted net earnings per share	$0.46	$0.56	$0.55	$0.41

Liquidity and capital resources

Net cash used in operating activities for the six month period ended June 30, 2009 was $13.4 million, versus $12.8 million used in the prior year period which includes continuing and discontinued operations.  The decrease in operating cash flow from discontinued operations of $13.3 million was primarily attributable to a $10.1 million payment to settle interest rate derivative contracts in the current period.  The increase in operating cash flow from continuing operations of $12.7 million relative to the prior year period was primarily attributable to improvements in our net working capital position.  We believe that cash from operations and other existing resources will continue to be adequate to satisfy the ongoing working capital needs of the Company.

Net indebtedness as at June 30, 2009 was $251.6 million, versus $186.7 million at December 31, 2008.  Net indebtedness is calculated as the current and non-current portion of long-term debt less cash and cash equivalents.  The change in indebtedness resulted from increases in working capital and spending on business acquisitions and fixed assets.  We are in compliance with the covenants within our financing agreements as at June 30, 2009 and, based on our outlook for the balance of the year, we expect to remain in compliance with these covenants.  We had $70.0 million of available un-drawn credit as of June 30, 2009, and a further $50.0 million available under an accordion provision subject to lender approval.

For the six months ended June 30, 2009, capital expenditures were $11.3 million.  Significant purchases included an enterprise software system upgrade in our Residential Property Management segment.  Based on our current operations, capital expenditures for the year ending December 31, 2009 are expected to be approximately $22.0 million.

In relation to acquisitions completed during the past three years, we have outstanding contingent consideration totaling $51.0 million as at June 30, 2009 ($51.8 million as at December 31, 2008) from acquisitions completed prior to the adoption of SFAS 141R on January 1, 2009.  The amount of contingent consideration related to pre-2009 acquisitions is not recorded as a liability unless the outcome of the contingency is resolved and additional consideration is paid or payable.  The contingent consideration is based on achieving specified earnings levels, and is paid or payable at the end of the contingency period, which extends to February 2012.  We estimate that, based on current operating results, approximately 40% of the contingent consideration outstanding as of June 30, 2009 will ultimately be paid.  When the contingencies are resolved and additional consideration is payable, we will record the fair value of the additional consideration as additional costs of the acquired businesses.

The following table summarizes our contractual obligations as at June 30, 2009:

Contractual obligations	Payments due by period
(in thousands of US$)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

Long-term debt	$312,656	$22,569	$55,247	$189,300	$45,540
Capital lease obligations	4,148	2,346	1,772	30	-
Operating leases	214,583	50,111	81,964	53,095	29,413
Unconditional purchase obligations	-	-	-	-	-
Other long-term obligations	-	-	-	-	-

Total contractual obligations	$531,387	$75,026	$138,983	$242,425	$74,953

At June 30, 2009, we had commercial commitments totaling $7.9 million comprised of letters of credit outstanding due to expire within one year.  We are required to make semi-annual payments of interest on our fixed-rate senior notes at a weighted average interest rate of 6.1%.

Non-controlling interests

In those operations where managers, employees or brokers are also minority owners, the Company is party to shareholders’ agreements.  These agreements allow us to “call” the minority position at fair value determined with the use of a formula price, which is in most cases equal to a multiple of trailing two-year average earnings, less debt.  Minority owners may also “put” their interest to the Company at the same price, with certain limitations including (i) the inability to “put” more than 50% of their holdings in any 12-month period and (ii) the inability to “put” any holdings for at least one year after the date of our initial acquisition of the business or the date the minority shareholder acquired the stock, as the case may be.  The total value of the minority shareholders’ interests (the “redemption amount”), as calculated in accordance with shareholders’ agreements, was as follows.

(in thousands of US$)	June 30, 2009	December 31, 2008

Commercial Real Estate	$29,787	$56,020
Residential Property Management	83,683	84,458
Property Services	59,917	56,287
Redemption amount	$173,387	$196,765

The amount recorded on the balance sheet under the caption “non-controlling interests” is the greater of (i) the redemption amount (as above) or (ii) the amount initially recorded as NCI at the date of inception of the minority equity position.  As at June 30, 2009, the NCI recorded on the balance sheet was $179.0 million.

As of June 30, 2009, we had $20.2 million (December 31, 2008 - $14.9 million) of loans receivable from minority shareholders secured by the shares, and accordingly, the net redemption value of the minority shares was $153.2 million (December 31, 2008 - $181.9 million).  The purchase prices of the minority interests may be paid in cash or in Subordinate Voting Shares of FirstService.

Off-balance sheet arrangements

The Company does not have any material off-balance sheet arrangements other than those disclosed in notes 12, 17 and 18 to the December 31, 2008 audited consolidated financial statements.

Transactions with related parties

During the six months ended June 30, 2009, we paid rent to entities controlled by minority shareholders of our subsidiaries.  The business purpose of these transactions was to rent office and warehouse space.  The amount of the transactions was $1.2 million (2008 – $1.4 million), and they were completed at market rates.  The ongoing operating lease commitments associated with these transactions are included in the contractual obligations table above.

Critical accounting policies and estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions with respect to the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities.  These estimates and assumptions are based upon management’s historical experience and are believed by management to be reasonable under the circumstances. Such estimates and assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from these estimates.  The Company’s critical accounting policies and estimates have been reviewed and discussed with the Company’s Audit Committee.  There have been no material changes to the Company’s critical accounting policies and estimates from those disclosed in the Company’s MD&A for the nine month transition period ended December 31, 2008.

Recently adopted accounting standards

We adopted Statement of Financial Accounting Standards No. 141(R), Business Combinations (“SFAS 141R”) on January 1, 2009.  SFAS 141R prospectively changes the manner in which business acquisitions are accounted for.  The following is required for acquisitions completed under the standard: (i) transaction costs are expensed; (ii) contingent consideration is recognized at fair value at the acquisition date; and (iii) the fair value of contingent consideration is re-measured each period.

We adopted FASB Staff Position No. 142-3, Determination of the Useful Life of Intangible Assets (“FSP 142-3”) on January 1, 2009.  FSP 142-3 amends the factors used when considering the useful life of recognized intangible assets.  The adoption of FSP 142-3 did not have a material effect on the Company’s results of operations or financial position.

On January 1, 2009, we began to apply Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”) to non-financial assets and liabilities that are recognized or disclosed at fair value on a non-recurring basis as required under FASB Staff Position No. 157-2.  The application of this standard affected the measurement and disclosure of the goodwill impairment charge recorded during the three month period ended March 31, 2009.

We adopted Statement of Financial Accounting Standards No. 160, Non-controlling Interests in Consolidated Financial Statements, an amendment of ARB No. 51 (“SFAS 160”) on January 1, 2009.  SFAS 160 changes the accounting and reporting for non-controlling interests (previously referred to as minority interests).  SFAS 160 also affects the guidance in EITF Topic No. D-98, Classification and Measurement of Redeemable Securities (“EITF D-98”).  Except for earnings per share calculations, the presentation and disclosure requirements of SFAS 160 and EITF D-98 were adopted retrospectively and, as a result, the Company recorded an increase to non-controlling interest of $152.5 million and a corresponding decrease to retained earnings as of December 31, 2007.  Consistent with the transition provisions within EITF D-98, we presented the effect of the adoption of these standards on earnings per share prospectively, effective January 1, 2009.

We adopted Statement of Financial Accounting Standards No. 161, Disclosures about Derivative Instruments and Hedging Activities (“SFAS 161”) on January 1, 2009.  SFAS 161 requires enhanced disclosures about the Company’s derivative and hedging activities such as the objective for using derivative instruments, the method of accounting for derivative instruments and related hedged items under SFAS No. 133 and its related interpretations, and the effect of derivative instruments and related hedged items on the Company’s financial position, financial performance, and cash flows. The adoption of SFAS 161 did not have a material effect on the Company’s results of operations or financial position.

Financial instruments

We use financial instruments as part of our strategy to manage the risk associated with interest rates and currency exchange rates.  We do not use financial instruments for trading or speculative purposes.

Outstanding share data

The authorized capital of the Company consists of an unlimited number of preference shares, issuable in series, of which are authorized an unlimited number of 7% Cumulative Preference Shares, Series 1 (the “Preferred Shares”), an unlimited number of Subordinate Voting Shares and an unlimited number of Multiple Voting Shares.  The holders of Subordinate Voting Shares are entitled to one vote in respect of each Subordinate Voting Share held at all meetings of the shareholders of the Company.  The holders of Multiple Voting Shares are entitled to twenty votes in respect of each Multiple Voting Share held at all meetings of the shareholders of the Company.  The holders of the Preferred Shares are not entitled, except as otherwise provided by law or in the conditions attaching to the preference shares as a class, to receive notice of, attend or vote at any meeting of the shareholders of the Company. Each Multiple Voting Share is convertible into one Subordinate Voting Share at any time at the election of the holders thereof. The Preferred Shares are redeemable for cash or convertible into Subordinate Voting Shares at the option of the Company at any time as set out in the Articles of the Company.

As of the date hereof, we have outstanding 28,113,216 Subordinate Voting Shares, 1,325,694 Multiple Voting Shares and 5,772,274 Preferred Shares.  In addition, as at the date hereof, 1,836,000 Subordinate Voting Shares are issuable upon exercise of options granted under our stock option plan. During the six month period ended June 30, 2009, we did not repurchase any Subordinate Voting Shares or Preferred Shares under our Normal Course Issuer Bid.

Canadian tax treatment of preferred dividends

For the purposes of the enhanced dividend tax credit rules contained in the Income Tax Act (Canada) and any corresponding provincial and territorial tax legislation, all dividends (and deemed dividends) paid by us to Canadian residents on our Preferred Shares are designated as “eligible dividends”.  Unless stated otherwise, all dividends (and deemed dividends) paid by us hereafter are designated as “eligible dividends” for the purposes of such rules.

Changes in internal controls over financial reporting

There have been no changes in our internal controls over financial reporting during the three month period ended June 30, 2009 that have materially affected or are reasonably likely to materially affect our internal controls over financial reporting.

Forward-looking statements

This MD&A contains forward-looking statements. The words “believe,” “anticipate,” “estimate,” “plan,” “expect,” “intend,” “may,” “project,” “will,” “would,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant known and unknown risk and uncertainties. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors which may cause such differences include, but are not limited to, those set out below and those set out in detail in the “Risk Factors” section of the Company’s Annual Information Form, which is included in the Company’s Annual Report on Form 40-F:

•	Economic conditions, especially as they relate to credit availability and consumer spending.
•	Commercial real estate property values, vacancy rates, and general conditions of financial liquidity for real estate transactions.
•	Extreme weather conditions impacting demand for our services or our ability to perform those services.
•	Economic deterioration impacting our ability to recover goodwill and other intangible assets.
•	Ability to generate cash from our businesses to fund future acquisitions and meet our debt obligations.
•	The effects of changes in foreign exchange rates in relation to the US dollar on our Canadian dollar, Australian dollar and Euro denominated revenues and expenses.
•	Risks arising from any regulatory review and litigation.
•	Changes in government policies at the federal, state/provincial or local level that may adversely impact our businesses.

We caution that the foregoing list is not exhaustive of all possible factors, as other factors could adversely affect our results, performance or achievements. The reader is cautioned against undue reliance on these forward-looking statements. Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking statements will be realized.  The inclusion of such forward-looking statements should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved.  We note that past performance in operations and share price are not necessarily predictive of future performance.  We disclaim any intention and assume no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

Additional information

Additional information regarding the Company, including our Annual Information Form, is available on SEDAR at www.sedar.com.